UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER, 2005.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   November 25, 2005                  /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         November 25, 2005

3.       PRESS RELEASE

         The press release was released on November 25, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Douglas Good
         Phone: (604) 685-9316

9.       DATE OF REPORT

         November 29, 2005.

                            ROCHESTER RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                          TSX Venture: RCT OTCBB: RCTFF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 25, 2005

                             CORPORATE DEVELOPMENTS

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV: RCT AND OTCBB: RCTFF), the Board of Directors is pleased to announce a number of strategic developments implemented by the Board to advance the Company's objective of acquiring a near term production property. The Company's management team has been augmented with the addition of two senior executives.

Mr. Douglas Good has, effective immediately, been appointed director, President and Chief Executive Officer of the Company. Mr. Good has an extensive background in providing strategic planning, corporate restructuring, finance and senior management services to a range of companies in the start-up and early development phase. He has served as a director and in senior management positions of various public and private companies in the healthcare, software, mining and automotive industries in the US and in Canada. Mr. Good was a co-founder of Sonus Corp., a hearing healthcare provider, which grew from a single clinic in 1990 to a major North American provider of hearing healthcare. Mr. Good also has a strong background in commercial banking and leasing.

Mr. Gil Leathley has been appointed to the Company's Advisory Board effective immediately. Mr. Leathley has worked in the mining industry since 1962. He has held various senior positions with major mining companies with his last position being Senior Vice-President and Chief Operating Officer of Homestake Resources. Since 2000, Mr. Leathley has been an independent consultant to several senior and junior mining companies. Mr. Leathley's operating experience will be an asset to the Company.

In order to accommodate the appointments, Mr. Des O'Kell has resigned as President and Mr. Nick DeMare has resigned as a director.

As announced on November 4, 2005, the Company is continuing to work to secure an interest in a gold/silver property of merit. The Company's efforts are currently focused on a gold/silver mine located in the state of Nayrit, Mexico. Access to the property is excellent and key infrastructure is in place. Management's interest in this property is high as the vendor has, in the past year, mined a bulk sample of approximately 4,400 tonnes, with an average head grade of 8.3 grams of gold and 164.7 grams of silver. The vendor also reports that over 1,500 meters of development work has been completed. The Company has not yet completed an independent verification of this information and results, but is doing so as part of its ongoing project assessment.

The mineralized structures on the property form part of a low sulphidation epithermal gold-silver system which is comprised of quartz veins and quartz breccia with iron and manganese oxides. The veins trend NW-SE and have steep dips. The width of the veins varies from approximately 0.30 to over 3.0 meters wide. They are structurally controlled by a set of parallel faults and at places are displaced by NE trending post-mineral faults. Some vein segments contain elevated gold and silver values, mainly due to oxidation and secondary enrichment. The vendor has completed initial development at the property, with 9 portals, at different elevations, into the vein system.


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Rochester Resources Ltd.                                            News Release
November 25, 2005                                                         Page 2




The host rock is a dacite which shows silicification and quartz veinlets in the wall rocks adjacent to the quartz veins. The silicified wall rocks are narrow, generally 1 to 2 meters on each side of the veins. To date 4 veins have been identified. Other veins are known to exist but require exploration mapping and sampling. Vein continuity along strike is good as observed from surface outcrop and underground workings. These veins appear to have a vertical continuity of over 150 meters as observed from underground development.

Mr. Victor Jaramillo, M.Sc.(A), P. Geo is the qualified person who has visited the property and has prepared the geological technical disclosure in this release.

The Company's near term objectives are to acquire an interest in this property and then move forward with both an exploration and a development program to generate near term cash flow. Terms under negotiation include funding a work program to earn an initial 50% interest with the ability to acquire 100%.

In order to pursue these objectives, the Company will require additional working capital and, in this regard, a private placement financing of 2,500,000 units, at $0.50 per unit, with each unit consisting of a share and a half warrant, will be completed. Each whole warrant is exercisable at $0.65 for a term of two years. Canaccord Capital Corporation has been retained as agent to place a portion of this financing and is being paid a fee of 10% cash and 5% agents units which are convertible into 100,000 shares and 50,000 warrants exercisable at $0.65 for a term of two years. A corporate finance fee will also be payable to Canaccord. A finders fee of 10% (in cash, shares, warrants, or a combination) will be paid to non-registrants on a portion of this financing.

Rochester Resources Ltd., incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "RCT", and on the OTCBB under symbol "RCTFF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Rochester's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.


ON BEHALF OF THE BOARD

                                                  INVESTOR INFORMATION CONTACT:
/s/ DOUGLAS GOOD                                  Douglas Good
-----------------------------                     Tel: (604) 685-9316
Douglas Good, President & CEO


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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